Exhibit 99.3

Points International Ltd.
CONSOLIDATED BALANCE SHEETS

		As at
	NOTE	(Unaudited)	(Audited)
(United States $ in thousands)		September 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and cash equivalents	1c)	$21,313	$26,414
Restricted cash		1,761	802
Funds receivable from payment processors		3,026	5,855
Security deposits		2,624	2,463
Accounts receivable		1,518	1,907
Future income tax assets		1,233	945
Current portion of deferred costs		102	139
Prepaid expenses and other assets		1,051	759
		32,628	39,284
Deferred costs		65	82
Other assets		666	951
Property and equipment		1,669	607
Intangible assets		5,150	2,014
Goodwill		4,205	4,205
		11,755	7,859
		$44,383	$47,143

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$3,055	$3,087
Current portion of other liabilities		764	609
Payable to loyalty program partners		24,450	30,215
		28,269	33,911
Other liabilities		997	301
		29,266	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss		(2,445)	(2,566)
Accumulated deficit		(47,830)	(49,463)
		(50,275)	(52,029)
Capital stock	2	56,668	56,662
Contributed surplus	3	8,724	8,298
		15,117	12,931
		$44,383	$47,143

See Accompanying Notes

Points International Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited) (United States $ in thousands, except per share amounts)		For the three months ended		For the nine months ended
	NOTE	September 30,	September 30,	September 30,	September 30,
		2010	2009	2010	2009
REVENUE
Principal		$22,038	$18,886	$63,938	$57,886
Other partner revenue		1,468	1,841	4,727	5,267
Interest		3	5	9	49
		23,509	20,732	68,674	63,202
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue		18,300	16,975	54,943	52,527
Employment costs		2,480	2,538	7,790	7,994
Marketing & communications		376	328	920	1,057
Technology services		270	253	705	695
Amortization		158	200	445	550
Foreign exchange gain		(77)	(70)	(112)	(239)
Operating expenses		919	566	2,669	2,003
Restructuring		–	332	–	332
		22,426	21,122	67,360	64,919
OPERATING INCOME (LOSS) – before undernoted		1,083	(390)	1,314	(1,717)
Interest and other charges	1b)	2	(28)	23	(4)
INCOME (LOSS) BEFORE INCOME TAXES		1,081	(362)	1,291	(1,713)
Future income taxes (recovery) expense		–	(97)	(342)	122
NET INCOME (LOSS)		$1,081	$(265)	$1,633	$(1,835)
OTHER COMPREHENSIVE LOSS:
Gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $87 and $95	9	194	–	210	–
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $14 and $40	9	(32)	–	(89)	–
OTHER COMPREHENSIVE INCOME		162	–	121	–
COMPREHENSIVE INCOME (LOSS)		$1,243	$(265)	$1,754	$(1,835)
Basic and diluted earnings (loss) per share	5	$0.01	$0.00	$0.01	$(0.01)

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
(Unaudited) (United States $ in thousands, except per share amounts)	2010	2009	2010	2009
ACCUMULATED DEFICIT – Beginning of period	$(48,911)	$(51,097)	$(49,463)	$(49,527)
NET INCOME (LOSS)	1,081	(265)	1,633	(1,835)
ACCUMULATED DEFICIT – End of period	$(47,830)	$(51,362)	$(47,830)	$(51,362)

ACCUMULATED OTHER COMPREHENSIVE LOSS – Beginning of period	$(2,607)	$(2,566)	$(2,566)	$(2,566)
Other comprehensive income	162	–	121	–
ACCUMULATED OTHER COMPREHENSIVE LOSS – End of period	$(2,445)	$(2,566)	$(2,445)	$(2,566)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (United States $ in thousands)		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	NOTE	2010	2009	2010	2009

Net income (loss)		$1,081	$(265)	$1,633	$(1,835)
Items not affecting cash
Amortization of property and equipment		104	92	251	266
Amortization of deferred costs		–	–	–	2
Amortization of intangible assets		54	108	194	282
Future income tax (recovery) expense		–	(97)	(342)	122
Unrealized foreign exchange (gain) loss		(389)	(80)	104	(491)
Employee stock option expense	4	133	176	427	499
Unrealized gain on derivative contracts designated as
cash flow hedges	9	236	–	176	–
Changes in non–cash balances related to operations	1a)	(1,221)	3,939	(1,842)	5,882
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES		(2)	3,873	601	4,727
Additions to property and equipment		(432)	(14)	(1,313)	(224)
Additions to intangible assets		(1,081)	(443)	(3,330)	(620)
Changes in restricted cash		6	–	(944)	–
CASH FLOWS USED IN INVESTING ACTIVITIES		(1,507)	(457)	(5,587)	(844)
Issuance of capital stock on exercise of stock options		3	–	5	–
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		3	–	5	–
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY		433	34	(120)	407

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,073)	3,450	(5,101)	4,290

CASH AND CASH EQUIVALENTS – Beginning of period		22,386	23,694	26,414	22,854
CASH AND CASH EQUIVALENTS – End of period		$21,313	$27,144	$21,313	$27,144

See Accompanying Notes

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

The unaudited interim consolidated financial statements of Points International Ltd. (the “Corporation”) include the financial position, results of operations and cash flows of the Corporation and its wholly–owned subsidiaries, Points International (US) Ltd., Points International (UK) Limited, and Points.com Inc.

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using accounting policies consistent with those used in the preparation of the audited consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements do not contain all the annual disclosures required by Canadian GAAP and, accordingly, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2009, as outlined in the Corporation’s 2009 Annual Report. Note disclosures have been presented for material updates to the information previously reported in the annual audited consolidated financial statements.

The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes typically peak at this time. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

1.	STATEMENT OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

a)	Changes in non–cash balances related to operations are as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
For the period ended	2010	2009	2010	2009
(Increase) decrease in funds receivable from payment processors	$(530)	$(341)	$2,829	$1,990
Decrease (increase) in security deposits	22	(234)	(161)	(168)
(Increase) decrease in accounts receivable	(230)	191	389	1,083
Decrease (increase) in deferred costs	47	(82)	54	57
(Increase) decrease in prepaid and other assets	(159)	143	(7)	545
Increase (decrease) in accounts payable and accrued liabilities	324	801	(32)	(750)
Increase (decrease) in other liabilities	292	(134)	851	(260)
(Decrease) increase in payable to loyalty program partners	(987)	3,595	(5,765)	3,385
	$(1,221)	$3,939	$(1,842)	$5,882

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

b)	Interest and taxes classified as operating activities

During the three month period ended September 30, 2010, interest of $2 (2009 – $7) was received during the period and interest of nil (2009 – $5) was paid.

During the nine month period ended September 30, 2010, interest of $8 (2009 – $65) was received during the period and interest of $9 (2009 – $8) was paid.

c)	Cash and cash equivalents consist of:

	September 30,	December 31,
	2010	2009
Cash	$20,204	$23,914
Cash equivalents	1,109	2,500
	$21,313	$26,414

Cash equivalents represent short–term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. They represent term deposits with original maturity dates between 3 and 12 months.

2.	CAPITAL STOCK

Authorized
Unlimited common shares

Issued
The balance of capital stock is summarized as follows:

Common Shares	Number	Amount
Balance December 31, 2009	149,820,940	$56,662
Exercise of stock options (i)	11,110	6
Balance September 30, 2010	149,832,050	$56,668
(i) 11,110 options previously issued to employees were exercised at CAD$0.46 per share.

3.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2009	$7,615
Employee stock option expense	683
Contributed surplus – December 31, 2009	8,298
Employee stock option expense	427
Employee stock option exercise	(1)
Contributed surplus – September 30, 2010	$8,724

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

4.	STOCK OPTIONS

During the three and nine month periods ended September 30, 2010, 182,500 and 2,505,548 (2009 – 366,089 and 1,864,540) options were granted, respectively. The weighted average fair value of these grants was calculated using the Black–Scholes option pricing model with the following weighted average assumptions:

	Three month period		Nine month period
For the period ended September 30,	2010	2009	2010	2009
Number of options granted	182,500	366,089	2,505,548	1,864,540
Assumptions:
Risk free rate	2.22%	2.60%	2.72%	2.20%
Expected volatility	81.0%	79.2%	81.7%	68.9%
Expected life of options in years	3	3	3	3

The compensation cost that has been charged against income and included in employment costs is $133 (2009 – $176) for the three month period ended September 30, 2010, and $427 for the nine month period ended September 30, 2010 (2009 – $499).

During the three month period ended September 30, 2010, 1,777,223 (2009 – 317,633) options previously granted were forfeited or expired and 5,555 options were exercised (2009 – nil).

A summary of option activity since December 31, 2009 is shown below:

		Weighted average
		exercise price
	Number of options	(in CAD$)
Balance January 1, 2010	9,215,031	$1.11
Granted	2,505,548	0.49
Expired	(561,335)	0.87
Forfeited	(2,099,723)	1.26
Exercised	(11,110)	0.46
Balance September 30, 2010	9,048,411	$0.91
Exercisable at September 30, 2010	3,978,786	$1.17
Options available to grant	2,128,161	n/a

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

5.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Net income (loss) for basic and diluted earnings per share available to common shareholders	$1,081	$(265)	$1,633	$(1,835)
Weighted average number of common shares outstanding – basic	149,826,797	149,820,940	149,823,056	149,820,940
Effect of dilutive securities – stock–based compensation	675,130	–	697,709	–
Weighted average number of common shares outstanding – diluted	150,501,927	149,829,940	150,520,765	149,820,940
Earnings (loss) per share – reported
Basic	$0.01	$(0.00)	$0.01	$(0.01)
Diluted	$0.01	$(0.00)	$0.01	$(0.01)

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for the calculation of the dilutive effect of stock options.

6.	SEGMENT DISCLOSURES

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single reportable business segment with its operating results regularly reviewed by the Corporation’s chief operating decision maker.

Select financial information is as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Revenue
United States	$19,203	$17,046	$53,503	$58,108
Europe	4,206	3,469	13,950	4,732
Canada and other	100	217	1,221	362
	$23,509	$20,732	$68,674	$63,202
Revenue
United States	82%	82%	78%	92%
Europe	18%	17%	20%	7%
Canada and other	–	1%	2%	1%
	100%	100%	100%	100%

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

As at September 30, 2010 and December 31, 2009, substantially all of the Corporation’s assets were in Canada.

7.	DEPENDENCE ON LOYALTY PROGRAM PARTNERS

For the three month period ended September 30, 2010, there were three (2009 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 82% (2009 – 84%) of the Corporation’s revenues.

For the nine month period ended September 30, 2010, there were three (2009 – two) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 82% (2009 – 79%) of the Corporation’s revenues.

8.	COMMITMENTS

	Total	2010	(3)	2011	2012	2013	2014+
Operating leases(1)	$4,896	$402		$875	$906	$609	$2,104
Principal revenue guarantees(2)	102,527	5,594		33,908	28,086	16,638	18,301
	$107,423	$5,996		$34,783	$28,992	$17,247	$20,405
(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)	Amounts shown represent contractual obligations and guarantees for the remainder of 2010.

The Corporation is involved in various claims and litigation in the normal course of its business. While management cannot predict the final outcome of the claims pending at September 30, 2010, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of such claims and litigation will not have a material and negative effect on the consolidated financial position or results of operations.

9.	FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the balance sheet: restricted cash, funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities, and payable to loyalty program partners, fair value approximates their carrying value at September 30, 2010 and December 31, 2009 due to their short–term maturities

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at September 30, 2010 are as follows:

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

	Level 1	Level 2	Total
Cash	$21,313	$–	$21,313
Canadian dollar forward contracts(1)	–	176	176
Total	$21,313	$176	$21,489
(1)	The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets in the consolidated balance sheets.

Credit risk

The Corporation’s term deposits and short–term investments held as collateral subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various Loyalty Currency Services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The aging of accounts receivable is as follows:

	September 30, 2010	December 31, 2009
Current	$1,215	$1,269
Past due 31–60 days	132	367
Past due 61–90 days	112	127
Past due over 90 days	75	152
Trade accounts receivable	1,534	1,915
Less: allowance for doubtful accounts	(16)	(8)
	$1,518	$1,907

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	Three month	Nine
For the period ended September 30, 2010	period	month period
Balance, beginning of period	$17	$8
(Decrease) increase in provision for doubtful accounts	(1)	8
Balance, end of period	$16	$16

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries of amounts that were provided for in a prior period.

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short– term nature of the investments.

Liquidity risk

Liquidity risk is the risk that the Corporation may not have cash available to satisfy financial liabilities as they come due. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at September 30, 2010:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1 year	1 year to	3 years to
	Amount			3 years	5 years
Accounts payable and accrued liabilities	$3,055	$3,055	$3,055	$–	$–
Payable to loyalty program partners	24,450	24,450	24,450	–	–
Operating leases	–	4,896	402	1,781	2,713
Principal revenue guarantees	–	102,527	5,594	61,994	34,939
	$27,505	$134,928	$33,501	$63,775	$37,652

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar and the Euro. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

On January 28, 2010, the Corporation entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar. As at September 30, 2010, forwards with a notional value of $9,020, a carrying value of $176, and settlement dates extending to August 2011, have been designated as cash flow hedges for hedge accounting treatment under CICA Handbook Section 3865, “Hedges” (“Section 3865”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses. As at September 30, 2010, all hedges were considered effective with no ineffectiveness recognized in income.

The change in fair value of cash flow hedges are recognized in the statement of comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same period as the corresponding hedged items are recognized in income. Cash flow hedges that mature within one year are included in accounts payable and accrued liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain of translating certain non–US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. Sensitivity to a +/– 10% movement in all currencies held by the Corporation versus the U.S. dollar would affect the Corporation’s loss and other comprehensive loss by $26 (2009 – $85).

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010
(United States $ in thousands, unless otherwise noted, and except for share and per share amounts)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of September 30, 2010	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.97	1.58	1.36	1.02
Financial assets
Cash and cash equivalents	$21,313	557	1,563	2,085	46
Restricted cash	1,761	376	–	–	–
Funds receivable from payment processors	3,026	–	327	476	3
Security deposits	2,624	–	53	186	1
Accounts receivable	1,518	–	324	14	–
	$30,242	933	2,267	2,761	50
Financial liabilities
Accounts payable and accrued liabilities	$3,055	1,361	281	38	–
Payable to loyalty program partners	24,450	–	1,650	2,632	25
	$27,505	1,361	1,931	2,670	25

10.	COMPARATIVE FIGURES

Certain fiscal 2009 comparative figures have been reclassified to conform with the financial statement presentation adopted in fiscal 2010.